UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hercules Technology Growth Capital, Inc.

Full Name of Registrant

Former Name if Applicable

400 Hamilton Avenue, Suite 310

Address of Principal Executive Office (Street and Number)

Palo Alto, CA 94301

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the quarter ended December 31, 2010, and in connection with the year end audit process, the Company corrected the valuation process to refine its application of ASC 820 and applied a new procedure consistent with its ongoing review and analysis of appropriate valuation procedures. The Company’s consolidated financial statements for the year ended December 31, 2010 will reflect the fair value of its debt investments in accordance with ASC 820 using the new valuation procedure. The Company determined that if it had analyzed the fair value of its investments for the year ended December 31, 2009 using this procedure, the result to the 2009 consolidated financial statements would not have been material. During the year ended December 31, 2010, the Company recognized additional unrealized depreciation of approximately $803,000, which is not material to the 2010 consolidated financial statements. As a result of implementing the new procedure, the Company needs additional time to complete its assessment of internal controls over financial reporting and to prepare its financial statements for the year ended December 31, 2010. The delays could not be eliminated without unreasonable effort or expense. The Company’s Annual Report on Form 10-K containing its full earnings results for the year ended December 31, 2010 will be filed as soon as practicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David M. Lund	(650)	289-3050
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hercules Technology Growth Capital, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ David M. Lund
Date March 16, 2011	By	David M. Lund